VIA EDGAR

September 14, 2011

John Cash
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:	Standard Pacific Corp.
Form 10-K for Fiscal Year Ended December 31, 2010
File No. 1-10959

Dear Mr. Cash:

This letter sets forth the response of Standard Pacific Corp. (the “Company”) to the supplemental comment letter, dated September 1, 2011, received from the staff of the Securities and Exchange Commission (the "Staff") concerning Standard Pacific's Annual Report on Form 10-K for the year ended December 31, 2010 (the "Form 10-K").  Please find our response to the Staff’s comment below. For your convenience, we have copied the Staff’s comment immediately preceding our response.

Financial Statements and Supplementary Data

Note 20.  Supplemental Guarantor Information, page 75

1.
We note your response to prior comment 3 in our letter dated July 12, 2011.  Based on the fact that the VIE’s are not guarantors, it is not clear to us why any amounts related to the VIE’s are included in the guarantor columns of your condensed consolidating financial statements.  Please revise your condensed consolidating financial statements in future annual and quarterly filings to include any amounts related to the VIE’s in the non-guarantor columns.

Standard Pacific Response:

As requested, in future filings we will include any amounts related to VIE’s in the non-guarantor columns of our supplemental guarantor information.

* * * * *

John Cash
September 14, 2011

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (949) 789-1655.

Very truly yours,
STANDARD PACIFIC CORP.

/s/ Jeff J. McCall
Jeff J. McCall
Chief Financial Officer